                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                       International American Homes, Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   459004206
                                   ---------
                                 (CUSIP Number)

               Robert Antle, International American Homes, Inc., 9950 Princess Palm Avenue, Tampa, FL 33619, (813) 664-1100
          ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 7, 1997
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        [Continued on following page(s)]

                               Page 1 of 4 Pages

CUSIP NO.  459004206                                           Page   2   of   4
--------------------------------------------------------------------------------

      1       Names of Reporting Person
              SS or IRS Identification Nos. of Above Person

                   Robert J. Suarez
--------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC use only


--------------------------------------------------------------------------------
      4       Source of Funds*

                   PF
--------------------------------------------------------------------------------
      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
      6       Citizenship or Place of Organization


--------------------------------------------------------------------------------

                           7       Sole voting power

                                        831,439
   Number of shares        -----------------------------------------------------
     beneficially          8       Shared voting power
     owned by each
    reporting person                      0
         with              -----------------------------------------------------
                           9       Sole dispositive power

                                        831,439
                           -----------------------------------------------------
                           10      Shared dispositive power

                                        0
--------------------------------------------------------------------------------
      11      Aggregate Amount Beneficially Owned by Each Reporting Person

                   831,439
--------------------------------------------------------------------------------

      12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [ ]

--------------------------------------------------------------------------------

      13      Percent of Class Represented by Amount in Row (11)

                   29.8%
--------------------------------------------------------------------------------

      14      Type of Reporting Person*

                   IN
--------------------------------------------------------------------------------

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement is the Fifth Amendment to a Statement on Schedule 13D dated June 10, 1994, subsequently amended (the "Schedule 13D") and relates to the Common Stock par value $.01 per share ("Common Stock"), of International American Homes, Inc., a Delaware corporation ("Issuer"). The principal executive office of the Issuer is located at 9950 Princess Palm Avenue, Tampa, FL, 33619.


ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2.(a) This statement is being filed on behalf of Robert J. Suarez, hereinafter referred to as the "Reporting Person".

         Item 2.(b) The business address of the Reporting Person is 9950 Princess Palm Avenue, Tampa, FL, 33619.

         Item 2.(c) The present principal occupation of the Reporting Person is as Chairman of the Issuer.

         Item 2.(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2.(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2.(f) The Reporting Person is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchase price for each of the transactions, reported herein, was paid out of the personal funds of the Reporting Person.


ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock beneficially owned by the Reporting Person are being held for investment purposes.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5.(a) The Reporting Person beneficially owns an aggregate of 831,439 shares of Common Stock, which constitute approximately 29.8% of the outstanding shares of Common Stock, based 2,785,895 shares outstanding, as reported on the Issuers 10-Q, for the quarter ending January 31, 1998.

         Item 5.(b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person.





                               Page 3 of 4 Pages

         Item 5.(c) The following table lists the Reporting Person's acquisitions beginning 60 days prior to January 7, 1997, the first material event after the filing of Amendment #4, dated September 3, 1996, to the
Schedule 13D.

               Date                      Transaction                No. of Shares               Price
               ----                      -----------                -------------               -----
               12/31/96                    Purchase                      3,658                  $1.25

               1/7/97                      Purchase                     26,472                  $1.00

               2/10/97                     Purchase                     97,918                  $1.50

               12/15/97                    Purchase                      4,455                  $1.3125

               12/29/97                    Purchase                     15,100                  $1.3125

         Item 5.(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

         Item 5.(e)       N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in other amendments to the Schedule 13D, to the best knowledge of the Reporting Person, there exists no contract, arrangement, understanding,or relationship (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         N/A

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 1998.

                                            /s/  Robert J. Suarez
                                            -----------------------------------
                                            Signature


                                            Robert J. Suarez
                                            -----------------------------------
                                            Name

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).





                               Page 4 of 4 Pages